UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 2 9 2005
WASH. D.C.
213
SECTION

FORM 11-K

(Mark One):

■ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File number 000-33071

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CharterBank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Charter Financial Corporation
600 Third Avenue
West Point, GA 31833


05059672

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTERBANK 401(k) PLAN

By: Trustee

Date: 6/28/2005



Malcomb Massey

CHARTERBANK 401(k) PLAN

COMPARATIVE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CHARTERBANK 401(k) PLAN
DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

PAGE

SUPPLEMENTARY INFORMATION

Member
American Institute
of Certified Public
Accountants


wilsonprice
WilsonPriceBarrancoBlankenship&Billingsley P.C.

Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors
CharterBank 401(k) Plan

We have audited the statement of net assets available for benefits of CharterBank 401(k) Plan (the Plan) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CharterBank 401(k) Plan as of December 31, 2003 were audited by other auditors whose report dated May 18, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2004 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

May 24, 2005
Montgomery, Alabama

CHARTERBANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS AT FAIR VALUE		
Pooled separate accounts of insurance company	$ 1,598,887	$ 1,347,518
General account of insurance company	132,213	105,429
Self-directed brokerage account	45,195	6,301
Common stock of Charter Financial Corporation	2,908,470	2,619,428
Total Investments	4,684,765	4,078,676
RECEIVABLES		
Employee contributions	8,362	7,158
Total assets	4,693,127	4,085,834
LIABILITIES		
Excess deferrals due to participants	29,183	23,295
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,663,944	$ 4,062,539

See independent auditors' report and notes to financial statements.

CHARTERBANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to plan net assets		
Contributions		
Partiicpants	$ 313,832	$ 305,586
Rollovers	5,883	-
Total contributions	319,715	305,586
Investment income		
Net appreciation in fair value of investments	482,624	724,828
Interest and dividends	77,973	58,015
Net investment income	560,597	782,843
Total additions	880,312	1,088,429
Deductions from assets		
Benefits paid to participants	249,724	72,149
Refund of excess deferrals	29,183	23,295
Total deductions	278,907	95,444
Net increase in assets available for benefits	601,405	992,985
Net assets available for benefits		
Beginning of year	4,062,539	3,069,554
End of year	$ 4,663,944	$ 4,062,539

See independent auditors' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the CharterBank 401(k) Plan (the Plan) in preparing its financial statements.

General

The Plan, which commenced on April 1, 1995 and was amended January 1, 2001, is a defined contribution plan covering all eligible employees of CharterBank (the Company). Full-time employees become eligible to participate after the attainment of 20 ½ years of age. Effective January 1, 2001, participants must also complete three months of service with the Company to be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2000, The Nationwide Life Insurance Company is the trustee and custodian of the Plan's investments, excluding the Charter Financial Corporation common stock. PrimeVest Investment is the custodian of the Plan's investment in Charter Financial Corporation common stock.

The financial statements and these notes provide only general information about the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Basis of Presentation

The financial records of the Plan are maintained on a cash basis of accounting and are adjusted to the accrual basis for financial statement presentation and reporting to the Department of Labor and the Internal Revenue Service on Form 5500.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.

Investments and Investment Income

At December 31, 2004, the Plan's investment in Charter Financial Corporation common stock represented 62% of total investments. Accordingly, the Plan has a concentration of risk regarding the stock performance of Charter Financial Corporation.

Investments are stated at fair value. Fair values of investments in pooled separate accounts and general accounts are determined based on unit values of the accounts. Unit values are determined by Nationwide Life Insurance Company by dividing the account's net assets at fair value by its units outstanding at the valuation dates. The fair value of Charter Financial Corporation common stock is determined based on the market price per share as reported on the last day of the respective year.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments and Investment Income (Continued)

Security transactions are recorded on the trade date. Dividend income is reported on the ex-dividend date. Interest income is reported on the accrual basis of accounting.

The Plan's investments include funds which invest in investment securities and in various companies within several markets. Investment securities are exposed to risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.

Net appreciation (depreciation) in the fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

Benefit Payments

Benefits are recorded when paid.

Administrative Costs

Significant costs of administering the Plan are paid by the Company. These costs include administrative fees.

Forfeitures

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are used to reduce employer contributions to the Plan. There were no forfeitures for the years ended December 31, 2004 and 2003.

2. INVESTMENTS WITH PARTIES IN INTEREST

The Plan's investments consist of pooled separate accounts and a general account which are managed by Nationwide Life Insurance Company, a trustee and custodian of the Plan. Investments of the Plan also consist of Charter Financial Corporation common stock. Charter Financial Corporation is the parent company of the Plan Sponsor.

3. SIGNIFICANT INVESTMENTS

Significant investments are defined as those that exceed 5% of the Plan's net assets available for benefits at December 31, 2004. The Plan held the following significant investments as of December 31, 2004 and 2003:

	2004	2003
Pooled separate accounts:		
Dreyfus S & P 500 Index Fund	$ -	$ 217,281
Janus Twenty Fund	254,584	270,230
Common stock:		
Charter Financial Corporation	2,908,470	2,619,428

4. CONTRIBUTIONS

Participants may contribute from 1% to 15% of their pretax earnings up to a maximum of $13,000 in 2004 and $12,000 in 2003. Any excess contributions are required to be refunded to participants. Rollover contributions from other qualified plans are permitted. Under the Plan, the Company may contribute an amount equal to a discretionary percentage (determined annually by the Company) of each participant's annual compensation. The Company did not elect a discretionary contribution in 2004 or 2003.

5. PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Participant contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Company's contributions are allocated to investment funds in the same manner as participant contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

6. VESTING

Participants are immediately vested in their contributions and earnings thereon. Effective January 1, 2001, participants are vested 100% in the Company's contributions and earnings thereon after completing three years of service as defined by the Plan.

7. BENEFITS

Participants who separate from service with the Company for any reason will have the value of their contributions and earnings and the Company elective contributions and earnings, in which they are vested, distributed to them in a lump sum or in the form of a direct rollover. If a participant dies before receiving distribution of their account, the full amount of their account will be paid to the designated beneficiary.

7. BENEFITS (Continued)

Withdrawals of participants' deferral contributions are permitted upon the attainment of age 59 ½ or in the event of severe hardship situations as permitted by the Internal Revenue Service regulations.

8. FEDERAL INCOME TAXES

The prototype plan that the Plan has adopted has received a favorable tax determination letter dated August 7, 2001 from the Internal Revenue Service which indicates that it qualifies under the provisions of the Internal Revenue Code and is exempt from Federal income taxes. It is the opinion of the plan administrator that the Plan qualifies as a tax-exempt entity for Federal income tax purposes.

9. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

The net appreciation in fair value of the Plan's investments (including realized gains and losses) is as follows for the years ended December 2004 and 2003:

	2004	2003
Pooled separate accounts	$ 135,553	$ 236,065
Common stock of Charter Financial Corporation	347,071	488,763
	$ 482,624	$ 724,828

10. PLAN TERMINATION

Although the Company has not expressed an intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the accounts of all participants become fully vested, and the net assets of the Plan are either administered and paid under the benefit provisions of the Plan or liquidated and distributed in accordance with procedures prescribed in the Plan.

11. INVESTMENT IN COMMON STOCK OF CHARTER FINANCIAL CORPORATION

During 2001, the participants in the Plan were allowed a one-time opportunity to purchase common stock of Charter Financial Corporation, the parent company of CharterBank, in conjunction with the initial public offering of Charter Financial Corporation. Participants could invest all or a portion of their existing account balances in the common stock of Charter Financial Corporation. Additional purchases or reinvestments in Charter Financial Corporation common stock are not an ongoing investment option in the Plan.

12. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 2004 per the financial statements to the Form 5500.

Net assets available for benefits per the financial statements	$ 4,663,944
Add excess deferrals due to participants	29,183
Net assets available for benefits per the Form 5500	$ 4,693,127

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2004.

Net increase in net assets available for benefits per the financial statements	$ 601,405
Adjustment of excess contributions due to participants	5,888
Net increase in net assets available for benefits per the Form 5500	$ 607,293

13. ADMINISTRATIVE EXPENSES

Certain administrative expenses, including legal and accounting fees, have been paid by the Plan Sponsor.

14. RECLASSIFICATIONS

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

15. SUBSEQUENT EVENT

As of June 24, 2005 the market value of the common stock of Charter Financial Corporation decreased approximately 22.50%.

SUPPLEMENTARY INFORMATION

CHARTERBANK 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 58-2657053
PLAN NUMBER 002
DECEMBER 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value
*	Nationwide Life Insurance	AIM Midcap Core Equity		$ 4,541
*	Nationwide Life Insurance	American Century Income & Growth		93,312
*	Nationwide Life Insurance	American Century Ultra		87,139
*	Nationwide Life Insurance	American Century Ultra Fund AC		2,008
*	Nationwide Life Insurance	American Century Value Fund		1,832
*	Nationwide Life Insurance	Cr Suisse Emerging Growth		44,026
*	Nationwide Life Insurance	Dreyfus Premier Bal Opportunity		94,103
*	Nationwide Life Insurance	Dreyfus A Bond Plus		20,561
*	Nationwide Life Insurance	Dreyfus Emerging Leaders Fund		78,173
*	Nationwide Life Insurance	Dreyfus S&P 500 Index		228,043
*	Nationwide Life Insurance	Federated High Yield		7,057
*	Nationwide Life Insurance	Fidelity Advisor Balanced		28,831
*	Nationwide Life Insurance	Fixed Fund		132,213
*	Nationwide Life Insurance	Franklin Small Mid Cap		21,810
*	Nationwide Life Insurance	Franklin Balance Sheet		10,326
*	Nationwide Life Insurance	Gartmore Gov't Bond Fund		49,444
*	Nationwide Life Insurance	Gartmore Money Market		127,736
*	Nationwide Life Insurance	Gartmore Nationwide Fund		6,403
*	Nationwide Life Insurance	Janus Advisor Worldwide Fund		25
*	Nationwide Life Insurance	Janus Fund		46,274
*	Nationwide Life Insurance	Janus Twenty		254,584
*	Nationwide Life Insurance	Janus Worldwide		64,678
*	Nationwide Life Insurance	Neuberger Berman Social Resp.		15,518
*	Nationwide Life Insurance	PIMCO Total Return		26,477
*	Nationwide Life Insurance	Pioneer High Yield		17,807
*	Nationwide Life Insurance	Rydex Large Cap Growth		48,984
*	Nationwide Life Insurance	Rydex MidCap Value Fund		53,665
*	Nationwide Life Insurance	Rydex MidCap Growth Fund		19,096
*	Nationwide Life Insurance	Rydex Small Cap Growth		33,669
*	Nationwide Life Insurance	Rydex Small Cap Value Fund		7,803
*	Nationwide Life Insurance	Rydex US Government Bond		64,586
*	Nationwide Life Insurance	Self-Directed Brokerage		45,195
*	Nationwide Life Insurance	Templeton Foreign		34,081
*	Nationwide Life Insurance	VanKamp ComStock Fund		6,295
*	Uvest	Charter Bank Stock		2,908,470

Records are maintained on a contract and fair market basis; therefore, cost basis information is not available.

* Party-in-interest

See independent auditors' report.